Schedule A

Trusts and Portfolios Covered by the Amended and Restated Sub-Advisory Agreement between

Fidelity Management & Research Company LLC and

Fidelity Management & Research (Hong Kong) Limited

Name of Trust	Name of Portfolio	Type of Fund	Effective Date
Fidelity Covington Trust	Fidelity High Yield Factor ETF	Equity	03/07/2018
Fidelity Covington Trust	Fidelity Preferred Securities & Income ETF	Equity	05/19/2021
Fidelity Covington Trust	Fidelity Sustainable High Yield ETF	Equity	10/20/2021
Fidelity Hanover Street Trust	Fidelity Emerging Markets Debt Central Fund	Equity	01/19/2011
Fidelity Hanover Street Trust	Fidelity Emerging Markets Debt Local Currency Central Fund	Equity	06/10/2020

Fidelity Management & Research Company LLC           Fidelity Management & Research (Hong Kong)

Limited

By:         /s/Christopher J. Rimmer

By:      /s/Christopher J. Rimmer

Name:    Christopher J. Rimmer

Name: Christopher J. Rimmer

Title:

Treasurer

Title:

Treasurer